UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023.

Commission File Number: 001-39071

ADC Therapeutics SA
(Exact name of registrant as specified in its charter)

Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Sections “2. Compensation of the Board of Directors” and “3. Compensation of the Members of Executive Management” included within the "Compensation Report of ADC Therapeutics SA for the Year Ended December 31, 2022" in Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-267293 and 333-267295) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date:	March 15, 2023

		By:	/s/ Peter Graham
		Name:	Peter Graham
		Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	2022 Annual Report